UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G5753U112

(CUSIP Number)

Keith Lyon

Group General Counsel

Catalina Holdings (Bermuda) Ltd.

The Belvedere Building, 2nd Floor

69 Pitts Bay Road, Pembroke HM 08, Bermuda

Tel: +1 441 494 6350

With a Copy to:

Nicholas F. Potter, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Tel: 212 909 6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112

1.	NAME OF REPORTING PERSON CATALINA HOLDINGS (BERMUDA) LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 4,239,281
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,239,281
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,239,281
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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Calculated based on the 86,044,431 aggregate number of Common Shares stated to be outstanding on June 15, 2020 by the Issuer in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on July 6, 2020.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the statement on Schedule 13D initially filed April 2, 2018, as amended by Amendment No. 1 to Schedule 13D filed on September 14, 2018, Amendment No. 2 to Schedule 13D filed on June 10, 2020 and Amendment No. 3 to Schedule 13D filed on June 22, 2020 (as may be further amended or supplemented up to the date hereof, the “Schedule 13D”), by and on behalf of Catalina Holdings (Bermuda) Ltd., a Bermuda registered and domiciled holding company (“Catalina”), relating to the common shares, par value $0.01 per share (“Common Shares”), of Maiden Holdings, Ltd., a Bermuda registered and domiciled holding company (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) Catalina beneficially owns in aggregate 4,239,281 Common Shares, which represent 4.93% of the outstanding Common Shares based on 86,044,431 Common Shares outstanding as of June 15, 2020, as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on July 6, 2020.

(b) Catalina has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 4,4,239,281 Common Shares.

(c) The following table lists all the transactions in Common Shares effected by Catalina since the most recent filing on Schedule 13D. All such transactions were effected on the open market.

Common Shares Sold	Price per Share ($)	Date of Sale
11,810	1.2735	June 22, 2020
150,378	1.2802	June 23, 2020
6,877	1.2703	June 24, 2020
11,625	1.2669	June 25, 2020
20,300	1.2576	June 29, 2020
1,500	1.3033	July 21, 2020
120,077	1.2922	July 22, 2020
8,567	1.3500	July 23, 2020
63,605	1.6376	August 4, 2020
26,600	1.6383	August 6, 2020
24,952	1.6100	August 10, 2020
10,954	1.6117	August 11, 2020

(e) On August 4, 2020, Catalina ceased to be the beneficial owner of more than five percent of the Common Shares (based on 86,044,431 Common Shares outstanding as of June 15, 2020, as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on July 6, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2020

CATALINA HOLDINGS (BERMUDA) LTD.

By:	/s/ Brenda Lehmann
Name: Brenda Lehmann
Title: Alternate Director

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